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                         January 16, 2024

       Thomas Meyer
       Chief Executive Officer
       Altamira Therapeutics Ltd.
       8 The Green
       Suite 12455
       Dover, DE 19901

                                                        Re: Altamira
Therapeutics Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 8,
2024
                                                            File No. 333-276427

       Dear Thomas Meyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Michael Lerner